THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                               (602) 369-2656(Tel)
                              (480) 816-9241 (Fax)


                                  May 24, 2005

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Morgan Creek Energy Corporation
       Form SB-2 filed April 11, 2005
       File No.  333-123989
       Supplement to comment letter dated May 11, 2005

Dear Mr. Reynolds:

We are writing in response to your comment letter dated May 12, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments based upon the clean copy provided to you.

Management's Discussion and Analysis, page 17
---------------------------------------------
         Accounting for Natural Gas and oil Producing Activities, page 21
         ----------------------------------------------------------------
1 You state and under Note 2 that you use the full cost method of accounting for oil and gas producing activities. However, in the net section, Property, Equipment and Depreciation, you state that you use the successful efforts method of accounting for oil and gas properties. Although there are two methods of accounting, you may only use one method. Please revise your document to remove this conflicting disclosure.

          ANSWER: The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of methane, petroleum, and natural gas interests are capitalized. The reference has been corrected.

Description of Business, page 22
--------------------------------
         Oil and Gas Properties, page 26
         -------------------------------

2 You apparently acquired your two oil and gas leases through farm-out agreements with Geneva Energy. Although you describe your current working and net interest in the leases, provide more complete disclosure as to the terms of these agreements. Specifically, you should disclose the terms which may allow Geneva Energy to increase their working and net interest while your interest declines by the same amount after certain milestone may have been achieved such as a certain percentage payout of your costs.

          ANSWER: There are no provisions to increase our working interest in the leases, other than if the other 25% working interest partner elects not to participate with some or all of their entitlement in work to be conducted.

     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     ----------------------
        William D. O'Neal